(Opus Letterhead)

February 6, 2006

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Opus Investment Trust (“Registrant”) File Number 811-21214
Amendment to Form N-CSR for period ended September 30, 2005

Dear Sirs:

On December 8, 2005, the above-referenced Registrant filed its Form N-CSR for the reporting period ended September 30, 2005. On December 15, 2005, Registrant received comments on the filing from the Staff (“Staff Comments”) via a telephone call from Ms. Christina DiAngelo.

The Staff comments indicated that the Registrant’s annual report for the period ended September 30, 2005 did not include certain information required by Item 22 (as cross-referenced to Item 12) of Form N-1A. In response to the Staff comment, Registrant corrected its Annual Report to include the required information, and delivered the corrected Annual Report to all shareholders. Registrant filed the corrected Annual Report via a Form N-CSR/A filing on January 30, 2006 (accession number 0001193125-06-014804).

In connection with the receipt of the Staff Comments, Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff Comments or changes to disclosure in response to Staff Comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant fund may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (508) 855-4194.

Sincerely,

/s/ SHEILA B. ST. HILAIRE
Sheila B. St. Hilaire Secretary and Counsel